SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 9, 2007

Commission File Number: 333-11014

i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

i-CABLE COMMUNICATIONS LIMITED

(Incorporated in Hong Kong with limited liability)

Stock Code: 1097

Press release

For immediate release

i-CABLE launches free Olympic paper in Beijing

(Hong Kong, August 8, 2007)                     i-CABLE today (Wednesday) launched On Your Mark, a free newspaper dedicated to news about the 2008 Beijing Olympic Games in Beijing.

On Your Mark, a 24-page tabloid-sized paper packed with Olympic news, features and analysis, with profiles and interviews of Olympic stars, is the first of its kind in the capital city.

Having an initial circulation of over 100,000 copies, On Your Mark is kicked off as a weekly. Publication frequency will increase to twice a week from February 2008, and daily in the final months of the countdown to the event – May to September 2008

It is distributed free of charge with Beijing Business Today as well as through a comprehensive network of distribution points at office buildings in main commercial districts, government offices, five-star hotels and service apartments, banks, restaurants as well as universities in Beijing and a few other mainland cities.

A one-time souvenir-version of the first issue of the paper is also handed out in Hong Kong at designated locations today to mark its launch and the commencement of the one-year countdown to the official opening of the Beijing Olympic Games.

The paper is a joint venture between i-CABLE Enterprises Limited, a wholly-owned subsidiary of i-CABLE Communications Limited, and the daily newspaper Beijing Business Today, a member of the prestigious Beijing Daily Group, which has a portfolio of 10 major newspapers and three magazines in Beijing.

In the joint venture, i-CABLE sells advertising spaces of the publication while Beijing Business Today takes care of the editorial aspect of the operation. The paper is produced and printed in Beijing.

Commenting on the launch of the publication, Mr. David Wong, Vice-president, i-CABLE Enterprises Limited, said the project represents another step taken by the Group to enter the fast-growing mainland media market.

“On Your Mark, the latest of our publication projects in the mainland, allows us to gain further experience and strengthen our foothold in the mainland media market, an exciting front of development holding tremendous potential,” he added.

For further information, please contact :

Mr Garmen Chan

Vice President, External Affairs

Tel : 2112 6254    E-mail : gchan@cabletv.com.hk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ William Kwan
Name:	William Kwan
Title:	Chief Financial Officer

Dated: August 9, 2007